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                                                                    Exhibit 7.1



                                                              October 23, 1998


BY TELECOPIER
-------------

Bobby R. Burchfield, Esquire
Covington & Burling
1201 Pennsylvania Ave., N.W.
Washington, D.C.  20044

                  Re:      Gold & Appel Transfer, S.A. and Revision LLC
                           v. Total-Tel Communications, Inc.
                           --------------------------------------------


Dear Bobby:

                  On October 15, 1998 Total-Tel USA Communications, Inc. filed a form 8-K which stated, inter alia, that the Court had found Walter Anderson and Gold & Appel in contempt of court for violating certain of the Court's orders. The public filing contains material, misleading and defamatory information. In fact, by Order dated October 15, the Court specifically found that Total-Tel's motion was not brought for contempt. The Court deleted every reference to "contempt" in the order and simply found that Anderson was in violation of litigants' rights.

                  Similarly, Total-Tel's public disclosure regarding the Court's ruling on Total-Tel's recently adopted ESOP is materially misleading. As you know, the Court enjoined the voting of any undistributed shares under the ESOP in light of the timing of the adoption of the ESOP. The Court order makes no mention, and in no way endorses, the adoption of the ESOP as an appropriate business judgment.

                  Our client intends to take legal steps to hold Total-Tel responsible for any damages to his reputation as a result of Total-Tel's statements. Please take steps to immediately file an amended and accurate 8-K which reflects the Court's order accurately and completely.

                                                     Very truly yours,



                                                     Michael J. Lichentstein

cc:      Walt Anderson

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